

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 24, 2009

T J Jesky
EZJR, Inc.
3415 Ocatillo Mesa Way
North Las Vegas, Nevada 89031

> **Re: EZJR, Inc.**
> **Registration Statement on Form 10**
> **Filed October 29, 2009**
> **File No. 000-53810**

Dear Mr. Jesky:

We have reviewed your filing and have the following comments. Please note that this filing will become effective automatically by operation of law 60 days after you filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal prior to the automatic effectiveness date.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10 Facing Page

Title of Each Class to be Registered

1.   Please reconcile the par value disclosed here and in exhibit 3.1.

Forward-Looking Statements, page 2

2.   Your statement regarding reasonability appears to conflict with your statement in the same paragraph that you are expressing no opinion. You should not include disclosure in your document that you do not believe is reasonable. Please revise or advise.

Business History, page 3

3.   Please clarify how you separated from Eaton. Provide us your analysis of whether the separation transaction required registration under the Securities Act.

4.   Please disclose when the company you acquired in 2008 was incorporated.

5.   Please describe the consideration issued and received in the July 2008 business combination transaction.

6.   Please provide us your analysis of how the company you acquired in the July 2008 business combination complied with the Exchange Act rules regarding proxy statements and information statements in connection with that transaction.

7.   Please disclose the operations of the business of the company you acquired in July 2008 and the purpose of the July 2008 acquisition.

8.   With a view toward disclosure in appropriate sections of your document, please tell us about all relationships between you, your affiliates and the company you acquired in July 2008 and its affiliates. It appears that the CEO of the company you acquired was identified as a selling shareholder in your previous registration statement under the Securities Act.

Exclusive Option Agreement, page 4

9.   Given that your current name and the company you acquired both include the term EZJR, your references merely to EJZR do not make clear which entity you mean. Please revise here and throughout your document for clarity.

10.   Given your disclosure that the option was terminated, it is unclear why you believe it is appropriate to disclose it as part of your current business and to use it as a basis throughout this document for your disclosure regarding your operations. Please advise or revise your document substantially.

11.   If you continue to develop the product that was the subject of the terminated option, please provide us your evaluation of any potential liability that you might have for violations of the intellectual property of the other parties to the terminated option.

Existing or Probable Government Regulations, page 6

12.   Please provide a more complete explanation of the Food and Drug Administration's regulation of your intended business to describe fully the potential scope of the FDA's statutory and regulatory requirements for approval of devices. You should describe

possible requirements to submit a pre-market approval application to the FDA for review that is supported by extensive data, including technical, preclinical, clinical trials, manufacturing, and labeling to demonstrate to the FDA's satisfaction the safety and effectiveness of the device.

Include in your disclosure a description of the following regulatory issues:

- device classification information;
- pre-market approval application requirements and conditions of approval;
- duration of the process;
- registration and labeling requirements;
- advertising and promotion;
- quality system regulation and manufacturing of the device;
- post-market reporting and record-keeping requirements, including medical device reporting and reports of corrections or removals;
- import and export requirements; and
- potential sanctions for violations.

Your disclosure should not require investors to piece together information from various parts of your document, like here and in various risk factors, to have a complete understanding of the effect of government regulation on your proposed business.

EZJR Funding Requirements, page 7

13.   Given the disclosure about lack of experience regarding your executive officer and the apparent lack of a product candidate, please tell us how you were able to estimate that $500,000 was the appropriate amount.

Risk Factors, page 9

14.   We note your disclosure that your officer devotes his time to his family and other business activities. With a view toward disclosure here and in other sections of your document as appropriate, please identify for us each public company in which your officer has had an ownership interest in the past three years and that has had little or no revenue; also tell us whether each of those companies involved your other significant shareholder. It is unclear whether your document includes all required disclosure regarding your officer's experience and plans for the registrant.

15.   If the history of your significant shareholders' involvement with public companies that do not generate substantial revenue suggests that EZJR's business is likely to change by sale to another operating company, please provide appropriate risk factors addressing relevant issues like whether investors would have an opportunity to vote on such a sale.

Since EZJR's Officer does not devote his full time…, page 10

16.   Please disclose with specificity Mr. Jesky's other activities that might conflict with his obligations to the registrant and clarify how each might conflict with the activities of the registrant.

EZJR May not be able to compete with larger medical device companies…page 12

17.   Please tell us the authority on which you rely for your statement that you believe that FDA approval can take from 12 to 18 months, and why your risk factor at the top of page 14 states that you believe the FDA approval process will take between 10-12 months.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Overview of Current Operations, page 22

18.   We note from your disclosure on page 15 that the company does not own any right, title or interest in any patent application for any medical device. We also note from your disclosure on page 8 that the option agreement with the Cleveland Clinic terminated in March, 2009. Please discuss in MD&A your option agreements, the reasons the company has not renewed the option, whether the option culminated in acquiring a license agreement and how this affects management's plan of operations to develop and produce medical devices.

19.   In this regard, since the company has been unable to find a contract manufacturer who can handle the technical design of the proposed catheter, please expand your discussion to include the impact this has had and will have on management's plan of operations.

Results of Operations for the Year Ended June 30, 2009, page 22

20.   Please quantify the amount of expenses related to the option agreement and other catheter development costs. We note the disclosure on page 8.

Going Concern, page 23

21.   We note your disclosures on pages 7 and 11. Please disclose the specific time frame and funding needs for each phase of the development of your operating activities. This discussion should also address how long the company can satisfy its expected cash

requirements and when you will have to raise additional capital. The plan of operations discussion should include specific details of plans to generate sufficient revenues, financing needs and expected sources of such financing.

22.   We note in November, 2007, EZJR signed a purchase order with Interplex Medical LLC and agreed to pay up to $25,000 for the development of a working prototype. Please discuss the status of this project, the balance remaining to be paid and the impact this has had and will have on the company's liquidity.

Properties, page 23

23.   Please disclose the nature of your facility. For example, is this office space in a residence? Do you own or rent the property?

Directors and Executive Officers, page 25

24.   With a view toward disclosure in appropriate sections of your document, please tell us about (1) each of the companies with which either of your major shareholders is currently affiliated and (2) any company with which either of your major shareholders was affiliated that was subsequently involved in a change-in-control transaction. Tell us what each of your major shareholders or their affiliates received in each of the transactions. For example, please tell us the consideration paid by these parties and what they received. Also tell us which of those companies generated substantial revenue before the change-in-control transaction. You may limit your response to those companies that were obligated to file reports under the Exchange Act before the change-in-control transaction.

25.   Please reconcile your disclosure regarding a one-year term with Article III paragraph 1 of exhibit 3.2 filed with this registration statement.

Certain Relationships and Related Transactions, page 27

26.   Please clarify how Seale and Beers is a related party such that disclosure is appropriate in this section of your document.

27.   Please tell us why this section does not describe the related-party transactions mentioned on page F-10.

Item 9 (a) Market Information, page 28

28.   Please clarify your relationship to "Your Event, Inc." and why you believe it is appropriate to refer to that company's securities trading in your filing.

29.   Refer to the Form 10-Q that you filed on November 17, 2009. Please tell us why you represent to the public as you do on the facing page of that Form 10-Q that, for the past 90 days, you have been subject to the filing requirements of Section 13 or 15(d) of the Exchange Act. Include in your response a complete analysis of all authority on which you rely.

30.   Refer to the Form 10-Q filed on November 17, 2009 by the entity that, according to page 3 of your Form 10, you acquired in 2008. Please tell us why you appear to represent to the public by such filings that the entity continues to have operations and outstanding shares. Your response should provide complete analysis of all authority on which you rely.

31.   If your responses to the comments above assert that you are relying on Rule 12g-3, please ensure that your response addresses clearly how you satisfy each element of that rule, including the requirements in that rule that the transaction involve the issuance of securities of an issuer that are not registered pursuant to section 12 of the Exchange Act

32.   Refer to your statement that you have been "cleared for trading" on the OTC Bulletin Board. Please demonstrate to us that you are eligible to have the price of your securities quoted on the OTC Bulletin Board, particularly given that this registration statement is not effective and all of our comments on your filings have not been resolved. Also tell us what you or your agents have told OTC Bulletin Board officials regarding your Exchange Act reporting status, outstanding comments, and the reason for and status of your current registration statement on Form 10. Include in your response the name and contact information for the OTC Bulletin Board officials with whom you or your agents have communicated regarding these matters.

Item 14. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

33.   We note that you previously used Moore & Associates, Chartered as your auditors. Please either provide the information required by Item 14 of Form 10 or tell us why the disclosure is not required.

Financial Statements, page F-1

34.   Please update the financial statements as required by Rule 8-08 of Regulation S-X.

35.   On page 3, you discuss the merger between EZJR, Inc. and IVPSA Corporation. Please
        provide disclosure in the financial statements consistent with section 805-10-50 of the
        FASB Accounting Standards Codification (or FASB ASC) (formerly paragraphs 67 -73
        of SFAS 141R). Please also tell us how you analyzed the accounting literature in
        determining the appropriate accounting.

36.   We note that you previously filed audited financial statements as of June 30, 2008 and for
        the year then ended and the period from inception to June 30, 2008 in a Form 10-K for
        the fiscal year ended June 30, 2008, CIK #1350071. Please reconcile the financial
        statements shown in your Form 10 to those financial statements, including your June 30,
        2008 balance sheet, and your statements of operations and cash flows for the year ended
        June 30, 2008, and the activity shown in your statements of stockholders' deficit for the
        period from inception through June 30, 2008.

Report of Independent Registered Public Accounting Firm, page F-1

37.   We note the auditor's report is signed using a variation of the name of the firm as it is
        registered with the Public Company Accounting Oversight Board. Please have your
        auditors sign their audit report utilizing the same name as is registered with the PCAOB.

Balance Sheet, page F-2

38.   Please tell us the nature of your funds in escrow account.

Statements of operations, page F-3

39.   Please tell us and disclose in summary form the terms of your option agreement and how
        you accounted for that agreement.

Statements of Shareholder's Equity, page F-4

40.   Please tell us and disclose the nature of the transactions and consideration received and
        the source of the capital contributions in each period. If the contributions were not cash,
        please disclose how you valued those contributions.

Note 2. Summary of Significant Accounting Practices, page F-7

41.   Please tell us and disclose how you account for research and development.

Revenue Recognition, page F-8

42.   We note that the company has never had any revenues nor does the company have any revenue arrangements with customers. Since your accounting policy should be based on the specific facts and circumstances of your revenue arrangements, please tell us why you include a revenue recognition policy and how you determined this policy.

Note 6. Provision for Income Taxes, page F-10

43.   Please provide all of the disclosures required by section 740-10-50 of the FASB Accounting Standards Codification (or FASB ASC).

Note 8. Recent Accounting Pronouncements, page F-11

44.   We note that at June 30, 2009 certain pronouncements have already been adopted by the company. Please update your disclosures regarding the impact of the adoption.

Exhibit 3.2

45.   Please file your complete bylaws. For example, it appears that words are missing from the first sentence of Article II paragraph 7 of this exhibit.

Exhibit 23.1

46.   Please include a currently dated consent from your independent accountant prior to requesting effectiveness.

        Please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult at 202-551-3618 or in his absence, Kaitlin Tillan, at 202-551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-33617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via Fax): Thomas C. Cook, Esq.